July 6, 2025

VIA E-mail

Laurence K. Russian
The Pre-IPO and Growth Fund
2187 Atlantic St., Suite 604
Stamford, Connecticut 06902

               Re: The Pre-IPO and Growth Fund (the    Fund   )
                   File Nos. 811-24096; 333-287835

Dear Mr. Russian:

        We have reviewed the Fund   s registration statement on Form N-2 filed
with the
Securities and Exchange Commission on June 6, 2025, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General Comments

       1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note, a full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective.

       2. We note disclosure indicating that the Fund intends to submit an application for an exemptive order to permit it to co-invest with certain affiliates. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

                                           Prospectus

Prospectus Cover

       3. Please clarify in the prospectus the term    multi-year horizon    as
used in the Fund   s
          investment objective.

       4. In the second paragraph of Investment Objective, the disclosure states that the Fund
 Laurence K. Russian
Page 2

               invests in    the securities of private companies that, at the
time of the Fund   s
               investment, do not have a class of securities listed on an
exchange      . Please describe
               with more specificity the types of companies the Fund will invest in, particularly with respect to their stage of development (e.g., companies included in venture cap funds).
               Please include a cross- reference to the disclosure regarding the risks associated with investments the Fund considers speculative. See Form N-2, Item 1.1.j. Please also see comment #10.a below.

           5. In Interval Fund, if applicable, please disclose the anticipated timing of the Fund's initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See
              Guide 10 to Form N-2.

           6. In the fourth bullet please replace    may periodically offer
with    will offer quarterly
              or similar. In the last bullet, replace    Fund   s Board of
Trustees    with the defined
              term    Board   .

           7. The disclosure states    The Fund intends to accept initial and
additional purchases
              of [Founders   ] Shares from Eligible Investors   .    As the
Fund offers multiple
              share classes, please clarify what this disclosure means. Please confirm that the
              Fund   s issuance of    Founders    Shares    is consistent with
its order allowing it to
              issue multiple classes of shares.

           8. Please disclose on the Cover that the Fund may use leverage, as disclosed on page 3, and provide a cross-reference to the disclosure regarding the risks of leverage. See
              Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

    Prospectus Summary

             The Fund

           9. Please clarify what    late-stage private companies    are,
noting a company   s characteristics in
              this stage of development.

             Principal Investment Strategies (page 2)

           10. With respect to the definition of Pre-IPO securities in the second paragraph, we have the following comments:

                   a. The term    Pre-IPO    in the Fund   s name implies that
the Fund will invest in
                      securities of companies operating with a view towards an
IPO. The Fund   s
                      definition of    Pre-IPO    is overly broad. For example,
companies included
                      in the growth-oriented indexes include companies that are already exchange-listed, while the Private Funds included under
(ii) to your Pre-
                      IPO securities definition typically do not list and may contain securities of companies that do not intend to list. Please revise the definition of Pre-IPO to include companies that a reasonable investor would consider to be
                      consistent with the Fund   s name, or revise the Fund   s
name accordingly.
                      See rule 35d-1 under the 1940 Act.

                   b. In general, it is unclear what the Fund is investing in. On page 2, the disclosure
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Page 3

                      states    Over the long term, the Adviser expects to
invest primarily in Pre-IPO
                      securities.    In IPO Risk on page 4, the disclosure
states,    [i]t is expected that
                      many of the Fund   s investment issuers will conduct on
IPO    and that    the Fund
                      may hold IPO shares for a very short period of time.
On page 5, in Illiquid
                      Investments Risk, the disclosure states the Fund will
invest in    highly illiquid
                      investments    for which generally    no liquid market
exists    and the Fund is
                      required to hold to maturity or is otherwise restricted in their disposal. Please
                      clarify the make-up of the Fund   s portfolio     what
general percentages do you
                      expect to invest in Private Companies versus Pooled Investment Vehicles?
                      Please also revise disclosure for consistency.

                 c. The disclosure states if the issuer of a security held by the Fund conducts
                    an initial public offering    such security shall remain a
Pre-IPO security for
                    the duration of any    lock-up    or contractual
restriction on disposal
                    applicable to such security.    Will the Fund then sell the
security?
                    Disclose.

                 d. Please clarify the term    securities of hedge funds
to indicate what the
                    Fund will invest in     the funds themselves or their
underlying
                    investments.

                 e. Please explain why the Fund includes investments in hedge funds in the
                    definition of    Pre-IPO   .

                 f. As a general matter, please disclose the overall structure and terms typically associated with the special purpose vehicles
(SPVs) you
                    typically invest in. This disclosure might include:

                      x   How SPVs are created and by whom;
                      x   How SPVs source their investments;
                      x   What material risks arise from such sourcing and how
do SPV structurers
                          attempt to manage that risk;
                      x   How the SPV   s securities are offered and to whom;
                      x   Who manages the SPVs;
                      x   What fees and expenses are assessed initially and
over the life of the SPV
                          and what are typical fee and expense levels;
                      x   How do these fees and expenses impact the overall
deal economics and
                          valuation;
                      x   What agreements and obligations does the SPV
typically have to SPV
                          investors (e.g., obligations around custody,
maintaining insurance, financial
                          statements, audits, etc.).

                      In addition to this general disclosure, please provide more detailed disclosures about each SPV you are or may be invested in, as a result of the Predecessor Fund transaction or otherwise, including:

                      x   Any role the Adviser or its affiliates played in
creating, structuring, or
                          managing the SPV or compensation or fees it or its
affiliates received;
                      x   The name of the SPV, the date it was created, its
investments, and how it
                          sourced them;
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Page 4

                      x   A general discussion of the SPV terms, including fees
and expenses and
                          other agreements and obligations; and
                      x   The approximate ownership level the Fund has of the
SPV and how the
                          Fund sourced and acquired its interests.

                  g. Please explain in the disclosure what PIPEs and SPACs are.

           11. Regarding the disclosure in the penultimate paragraph on page 2:

                  a. Please clarify what the phrase    generally mature and
scaled businesses
                     means.

                  b. The disclosure states that the Fund will invest in
companies that    are
                     expected to continue to demonstrate rapid growth and significant potential
                     valuation upside.    Please revise the disclosure to
indicate who expects the
                     companies to grow and why.

           12. Please revise your disclosure to briefly explain how the Adviser will source and
               analyze the Fund   s investments and construct the portfolio as
a whole.

              Borrowing/Leverage (page 3)

           13. Disclosure in the first paragraph indicates that the Fund may take on leverage by using derivatives. Please disclose the types of derivatives the Fund anticipates using. Please also include associated risk disclosure.

           14. The disclosure also states that leverage can be employed by participating in other
               forms of direct and indirect borrowing.    Please disclose what
these other forms of
               borrowing are.

              Principal Risks (page 3)

           15. On page 5, regarding Illiquid Investments Risk, we have the following comments:

                  a. The disclosure states    The Fund may permit greater
liquidity for
                     shareholders than the Fund is able to obtain   .    Please
clarify what this
                     means. Does the Fund anticipate it may be unable to meet its obligations as an interval fund under Rule 23c-3? If so, what actions does the Fund anticipate taking in this circumstance? Please explain to us.

                  b. The disclosure further states this    discrepancy could
make the Fund
                     vulnerable to a    run    on Fund assets   from redemption
requests that are
                     greater than can be satisfied by the Fund   . As the Fund
is an interval
                     fund with quarterly repurchases of a percentage set by the Board, please
                     revise this sentence to use a term other than    run    to
describe the
                     scenario in which repurchase requests are greater than the quarterly percentages offered by the Fund. Please replace
redemption    with
                        repurchase   .

                  c. In the penultimate sentence, the disclosure states less
liquidity    could
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Page 5

                      result in long delays in effecting a complete withdrawal of [a
                      shareholder   s] investment.    Please clarify this as
the Fund will repurchase
                      at least 5% of its outstanding shares quarterly.

           16. On page 6, disclosure includes risks of investing in emerging markets. Please disclose emerging markets as a principal investment of the Fund, including on the
               Cover, as appropriate. See Item 1.1.j. of Form N-2.

           17. On page 6, Currency Risk, discloses the risks of securities denominated in foreign
               currencies    if unhedged   . Will the Fund engage in hedging?
If so, disclose so and
               disclose the types of instruments the Fund will use to do so.

           18. On page 6, in Pooled Investment Vehicle Risk, consider including specific risks of venture capital funds and the speculative nature of companies at that stage of development.

           19. On page 9, Debt Securities Risk, the disclosure references the
Fund   s investment
               in debt securities, such as high yield debt securities
including loans.    Please
               disclose the Fund   s investment in debt securities and their
credit quality in
               Principal Investment Strategies and, if appropriate, on the Cover.

           20. On page 9, the disclosure includes    Small and Medium
Capitalization Risk.    Will
               the Fund invest in early-stage companies and those with smaller (micro) market capitalization typical of pre-IPO companies? If so, disclose the risks specific to these types of companies.

           21. On page 10, in Repurchase Offers Risk, the disclosure states Quarterly repurchases by the Fund will typically be funded from borrowing proceeds,
               available cash, or sales of portfolio securities.    Considering
the illiquid nature of
               the Fund   s investments, confirm this disclosure is consistent
with the disclosure in
               Liquidity Requirements on page 32 and the procedures adopted by the Board in compliance with rule 23c-3(b)(10)(iii).

           22. Please replace    redemption    with    repurchase    in
Repurchase Offers Risk and
               throughout.

              Purchases of Shares

           23. On page 11, disclosure in the last sentence of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order. We may have additional comments after reviewing your response.

              Prior Performance (page 12)

           24. The disclosure in this section states    simultaneous with the
anticipated
               commencement of the Fund   s operations with respect to the
Founder   s Share
               class   [the Predecessor Fund] will be reorganized with and into
the Founder   s
               Share class of the Fund.    Regarding this transaction:
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Page 6

                 a. Please clarify in the disclosure what it means for the Predecessor Fund to
                    be    reorganized with and into the Founder   s Share class
of the Fund.
                    Please provide us more information about the nature of the transaction
                    (e.g., who are the parties to the transaction? What will each party receive in the transaction?). If the Fund will be seeded by the Predecessor Fund in a formation transaction, confirm so and address the following in this comment accordingly.

                 b. Please clarify what    simultaneous with the anticipated
commencement of
                    the Fund   s operations    means (i.e., will the
transaction occur before the
                    Fund begins operations or at the same time?).

                 c. Please provide an analysis addressing the applicability of S-X 6-11 to the transaction and address the whether the transaction meets the definition of a fund acquisition as defined in S-X 6-11(a)(2).

                 d. Please disclose how the Predecessor Fund shares will be valued for purposes of the transaction. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the prospectus.

                 e. Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of Fund. It is unclear, for example, whether (and when), investors will have a schedule of investments and other financial information related to the Predecessor Fund.

                 f. Please tell us supplementally how the transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely. Please provide sufficient factual and legal information in your response to enable us to follow your analysis and understand your conclusion.

                 g. Please explain to us whether the consummation of the transaction has been determined to be probable. If consummation of the transaction has not yet been determined to be probable, please explain to us the factors considered in arriving at this determination. If applicable, please tell us why you would choose to time the effectiveness of your registration statement such that you become effective prior to knowing the transaction is probable instead of waiting for additional certainty.

                 h. Please describe to us the underlying business purpose of the transaction.
                    Please tell us when the Predecessor Fund began operations, explain any transactions within the past year that were not made in the ordinary course, including, as applicable, with respect to portfolio holdings, fees, distributions, and other transactions with investors.

                 i. For the assets being transferred, please tell us whether the Predecessor
                    Fund, the Adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In
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Page 7

                      addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

                  j. Please describe to us the nature of any relationship between the transacting parties.

                  k. What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

                  l. Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

                  m. Will any LPs from the selling entity be transferring into the purchasing
                     entity? Will any of the selling entity   s management be
involved with the
                     purchasing entity post asset purchase?

                  n. How will the purchase impact the future strategy of the purchasing entity?

                  o. Please explain to us what assets will not be transferred from the
                     Predecessor Fund to the Fund, and why these assets will not be transferred.

    Summary of Fund Expenses (page 14)

           25. Do the calculations presented in the fee table assume leverage? If so, disclose this amount in the narrative preceding the fee table.

           26. Will the Maximum early withdrawal charge be charged in addition to the Repurchase
               Fee? Clarify in a footnote the nature of these fees.

    Financial Highlights (page 15)

           27. The disclosure in this section states    Because the Fund is
newly formed, a financial
               highlights table for the Fund has not been included in this
prospectus. As    the
               performance of the Shares for periods before the Commencement of Operations is
               that of the Predecessor Fund   , please disclose here why
financial statements of the
               Predecessor Fund are not included.

    Use of Proceeds

           28. Disclose how long (e.g., within three months) it is expected to take to fully invest net
               proceeds in accordance with the Fund   s investment objectives
and policies, the
               reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Guide 1 to Form N-2.

    Repurchases, Mandatory Redemptions and Transfers of Shares (page 21)

           29. On page 22, in the penultimate paragraph of this section, the disclosure states a
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Page 8

              repurchase fee may be charged that is    reasonably intended to
compensate the Fund
              for expenses directly related to the repurchase    and that
The Fund charges a 2%
              repurchase fee on Shares that are repurchased less than 12 months of the date such
              Shares were acquired by the shareholder.    Please clarify here
when a repurchase fee
              and early withdrawal fee may be charged, and if both can be charged.

    Quarterly Repurchases of Fund Shares (page 30)

           30. Please disclose whether shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

           31. To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the
               Repurchase Pricing Date and the Repurchase Payment Date.

    Performance (page 35)

           32. In the second paragraph, please disclose that the Predecessor
Fund   s objectives,
               policies, guidelines and restrictions are, in all material respects, equivalent to the
               Fund's.

           33. Is the Fund able to compute standardized after-tax returns for the Predecessor Fund
               prior to the Fund   s registration? If not, please include
returns the post-registration
               period only, along the Fund   s standardized before-tax returns
for the post-registration
               period.

           34. In the last paragraph on page 35, it is unclear from the disclosure how performance is being presented. The prior performance of the Predecessor Fund may use either the gross fees/expenses, i.e., before waivers and/or reimbursements, incurred by the
               Predecessor; or make a one-time adjustment for the Fund's gross fees/expenses, i.e., before waivers and/or reimbursements. The adjusted fees/expenses may not be less than the gross fees/expenses of the Predecessor. In either case, the average annual total return table should reflect the prior performance for each share class of the
               Fund, not just the Founders    Shares.

           35. Please supplementally provide us the following information:

                  a. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

                  b. Confirm the Adviser was the adviser for the Predecessor Fund for the entire performance period shown. Please state whether the Adviser managed any other funds that were materially equivalent to the Fund. If so, were these other funds converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent fund had lower performance as compared with the Predecessor Fund.

                  c. State whether the Adviser believes that the Predecessor Fund could have
 Laurence K. Russian
Page 9

                      complied with Subchapter M of the Internal Revenue Code.

                  d. Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-
                     year period prior to the date the registration statement was filed. If any investors in the Predecessor redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in a fund with substantially similar investment strategies to that of the
                     Predecessor Fund.

           36. If the standardized SEC method is not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

           37. Please represent to us the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

    Expenses (page 37)

             Fund Expenses

           38. The first bullet states that expenses borne by the Fund include All organizational and
               initial offering costs (unless assumed by the Adviser).    In
footnote #1 to the fee table
               the disclosure states    The Adviser advanced the Fund   s
organizational and offering
               costs and will recoup these costs from the Fund consistent with the Expense
               Limitation Agreement   .    Accordingly, please revise to
reflect that the Fund will
               pay these costs in their entirety, or as appropriate.

           39. Disclosure in the third to last bullet concerns Fund fees and expenses related to primary and secondary investments in Pooled Investment Vehicles made with other
               parties.    Please explain to us the types of    secondary
transactions the Fund may
               engage in, and the extent it may engage in these transactions. We may have further comments.

    Determination of NAV (page 39)

           40. The Valuation Procedures disclosure focuses on Pooled Investment Vehicles and does not address how you will value Private Companies, despite their
being the Fund   s
               primary focus. Please revise your disclosure to address the policies and procedures in place for valuing investments in Private Companies. In addition, please explain or
               revise the last sentence on page 39    Using the nomenclature of
the hedge fund industry
                  .
 Laurence K. Russian
Page 10

    Certain Tax Considerations (page 41)

           41. Please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that Share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

    Description of Shares

              Declaration of Trust

           42. Regarding Section 6, Derivative Actions, please disclose in the prospectus the requirements that (i) a shareholder must make a pre-suit demand upon the Trustees;
               (ii) that shareholders holding at least 10% of the outstanding Shares of the Series or class join in the request; (iii) that the Trustees be afforded a
   review period    to
               consider the shareholder request; (iv) that the Trustees may retain counsel in considering the request; and (v) that the shareholder making a pre-suit demand undertakes to reimburse the Trust for costs incurred in connection with its consideration of the demand, including costs of counsel, should the Trust determine not to bring the action.

           43. Regarding Section 11, Exclusive Delaware Jurisdiction, please disclose this provision in the prospectus along with the corresponding risks of the provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).


                                  Statement of Additional Information

    Investment Policies and Practices

           44. In the last sentence on page 3, the disclosure states    the
Fund will not    look through
           to the investments and trading activities of the Pooled Investment Vehicles in which the
           Fund may invest   .    Please note that a fund and its adviser may
not ignore the
           investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please clarify the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policies.


                            *    *       *       *      *       *       *
*

            A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments.
    Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

            We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.
 Laurence K. Russian
Page 11



            Should you have any questions regarding this letter, please contact me at (202) 551-
    6779.

                                                     Sincerely,

                                                     /x/ Karen Rossotto

                                                     Karen Rossotto
                                                     Senior Counsel


       cc: JoAnn Strasser, Esq., Thompson Hine LLP
           Christian Sandoe, Securities and Exchange Commission
           Jay Williamson, Securities and Exchange Commission
           David Manion, Securities and Exchange Commission